UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-38283

InflaRx N.V.

(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On February 3, 2022, InflaRx N.V. (the “Company”) hosted a virtual R&D Event to provide an update on vilobelimab development in hidradenitis suppurativa, including details on the Phase III program. In connection with the event, the Company has prepared a presentation, a copy of which will be made available in the Investors section on the Company’s website at www.inflarx.de.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: February 3, 2022	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

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